Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                 July 20, 2020



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 8817
                        America Works Portfolio Series
                                 (the "Trust")
                      CIK No. 1811597 File No. 333-239254
              ___________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Selection Process
---------------------------

      1. THE FIRST PARAGRAPH STATES: "THE TRUST IS A UNIT INVESTMENT TRUST THAT INVESTS IN A DIVERSIFIED PORTFOLIO OF AMERICAN COMPANIES THAT, IN THE SPONSOR'S OPINION, ARE GOOD, SOLID COMPANIES WITH LONG-TERM FUNDAMENTALS IN PLACE, CREATING THE POTENTIAL FOR OPPORTUNITY." PLEASE DISCLOSE, IN PLAIN ENGLISH, THE CRITERIA THE SPONSOR USES TO DETERMINE A "GOOD, SOLID" COMPANY AND THE FACTORS THAT DETERMINE WHETHER "LONG-TERM FUNDAMENTALS" ARE IN PLACE TO CREATE THE "POTENTIAL FOR OPPORTUNITY."

      Response: In accordance with the Staff's comments, the disclosure under the section entitled "Portfolio Selection Process" will be removed and replaced in its entirety with the following:

      "The Trust is a unit investment trust that invests in a diversified portfolio of Common Stocks of American companies. Our goal with this portfolio is to choose mostly well-capitalized companies with strong market positions that we believe have the potential to lead the economic recovery once the COVID-19 pandemic is behind us. Many of the companies included in the portfolio represent places where Americans shop, dine, entertain, travel and purchase everyday goods and services.

      Through our selection process, we seek to find companies with the following qualities:
         - Skilled management;
         - High liquidity; and
         - Ability to generate earnings growth in the event of an economic recovery.

      The Sponsor ran the Common Stocks included in the Trust's portfolio through a series of quality, liquidity and suitability screens in order to determine the Trust's final portfolio. For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements. Lastly, only those securities that fit within the Trust's investment objective and are suitable to be included in a unit investment trust are eligible to be included in the Trust's portfolio."

      2. THE DISCLOSURE FURTHER STATES: "THE SPONSOR BELIEVES THESE COMPANIES HAVE THE POTENTIAL TO PROVIDE A GREATER DEGREE OF STABILITY AND CONSISTENT PERFORMANCE OVER TIME AND COULD POTENTIALLY BENEFIT FROM THE RECOVERY ONCE THE COVID-19 PANDEMIC IS BEHIND US." PLEASE DISCLOSE HOW THE SPONSOR MEASURES THE "POTENTIAL" AND THE FACTORS THE SPONSOR CONSIDERS TO DETERMINE WHICH COMPANIES COULD "POTENTIALLY BENEFIT" FROM THE RECOVERY. IN ADDITION, PLEASE INCLUDE A RELATED RISK FACTOR WITH RESPECT TO THE SPONSOR'S STOCK SELECTION (I.E., THE OPINION OF THE SPONSOR COULD BE WRONG AND THE COMPANIES SELECTED MAY NOT IN FACT BENEFIT FROM THE RECOVERY).

      Response: The Trust notes that the first part of this comment has been addressed in the Trust's response to comment 1 above. In addition, the following disclosure will be added to the Trust's prospectus:

            "There  is   no  assurance  the  Trust's  strategy  will  be
            successful in identifying stocks that will benefit from the economic recovery or that such stocks will appreciate in value or avoid future declines in value during the life of the Trust. The duration, magnitude and impact of the COVID-19 pandemic is impossible to predict and could worsen over the life of the Trust."

      3. THE DISCLOSURE IN THE SECOND PARAGRAPH STATES: "THE SPONSOR RAN THE COMMON STOCKS INCLUDED IN THE TRUST'S PORTFOLIO THROUGH A SERIES OF QUALITY, LIQUIDITY, AND SUITABILITY SCREENS IN ORDER TO DETERMINE THE TRUST'S FINAL PORTFOLIO." PLEASE DISCLOSE MORE INFORMATION RELATED TO THE PARAMETERS OF THE SCREENS RUN BY THE SPONSOR. PLEASE ALSO CLARIFY IN THE EARLIER DISCLOSURE THAT THE TRUST IS INVESTING IN "COMMON STOCK" OF AMERICAN COMPANIES.

      Response: The Trust notes that this comment has been addressed in the Trust's response to comment 1 above.

      4. ACCORDING TO THE DISCLOSURE, THE TRUST IS CONCENTRATED IN STOCKS OF THE INDUSTRY OR GROUP OF INDUSTRIES COMPRISING THE CONSUMER DISCRETIONARY SECTOR. PLEASE CONSIDER INCLUDING A CROSSREFERENCE TO THE CONSUMER DISCRETIONARY RISK FACTOR, WHICH INCLUDES ADDITIONAL INFORMATION DESCRIBING THE CONSUMER DISCRETIONARY SECTOR.

      Response: The Trust respectfully declines to make this change because the "Portfolio" section of the prospectus already includes a cross-reference to the "Risk Factors" section in the following disclosure:

      "Of course, as with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust."

Portfolio Contents
------------------

      5. TO BE CONSISTENT WITH THE CHANGES MADE IN PRIOR FIRST TRUST FILINGS, PLEASE CONSIDER CHANGING THE TITLE OF THIS SECTION FROM "PORTFOLIO CONTENTS" TO "ADDITIONAL PORTFOLIO CONTENTS" AND REVISING THE BEGINNING OF THE FIRST SENTENCE TO READ AS FOLLOWS:

"IN ADDITION TO THE INVESTMENTS DESCRIBED ABOVE, THE TRUST HAS EXPOSURE TO THE FOLLOWING
INVESTMENTS: ... "

      Response: The referenced disclosure in the prospectus will be revised in accordance with the Staff's comment.

Public Offering
---------------

      6. PLEASE REVISE THIS SECTION CONSISTENT WITH CHANGES MADE IN PRIOR FIRST TRUST FILINGS BY REPLACING THE PARAGRAPH UNDER THE SECTION OF THE PROSPECTUS ENTITLED "MAXIMUM SALES CHARGE" WITH THE FOLLOWING:

"THE MAXIMUM SALES CHARGE OF 1.85% PER UNIT IS COMPRISED OF A TRANSACTIONAL SALES CHARGE AND A CREATION AND DEVELOPMENT FEE. AFTER THE INITIAL OFFERING PERIOD THE MAXIMUM SALES CHARGE WILL BE REDUCED BY 0.50%, TO REFLECT THE AMOUNT OF THE PREVIOUSLY CHARGED CREATION AND DEVELOPMENT FEE."

      Response: The referenced disclosure in the prospectus will be revised in accordance with the Staff's comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                        ________________________
                                                           Daniel J. Fallon